[LifePoint Hospitals, Inc. Letterhead]
April 27, 2006
VIA EDGAR AND BY HAND
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mara L. Ransom, Special Counsel

Re:	LifePoint Hospitals, Inc.
DEF 14A
Filed on April 7, 2006
File No. 0-51251 (the “Filing”)
Ladies and Gentlemen:
     I am the Executive Vice President, General Counsel, and Secretary of LifePoint Hospitals, Inc. (“LifePoint”). I am responding to your letter dated April 19, 2006. By separate letter, LifePoint’s counsel, Dewey Ballantine LLP, is responding on LifePoint’s behalf to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in such letter.
     LifePoint hereby acknowledges that (i) LifePoint is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) LifePoint may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ William F. Carpenter III
William F. Carpenter III
Executive Vice President, General Counsel, and Secretary

cc:      Morton A. Pierce, Esq.